

December 10, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Sterling Capital Funds
        Issuer CIK: 0000889284
        Issuer File Number: 33-49098 / 811-06719
        Form Type: 8-A12B
        Filing Date: December 10, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Sterling Capital Hedged Equity Premium ETF, Sterling Capital Multi-Strategy Income ETF and Sterling Capital National Municipal Bond ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications